SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2015

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Northern Industrial Zone, Yavne, Israel 8122216
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”) announced today that in connection with its proxy statement submitted on April 16, 2015 relating to its Special Meeting of Shareholders to be held on May 19, 2015, the Company will not present Proposal No. 3 relating to the re-election of Mrs. Ayelet Eliav as an External Director of the Company for a second three-year term at the meeting. Proposals No. 1 and No. 2 remain unchanged.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: May 13, 2015
	By:	/s/ Gil Hochboim
Name: Gil Hochboim
Title: Chief Executive Officer